UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

March 9, 2016
Date of Report (Date of earliest event reported)

Canadian Pacific Railway Limited
(Exact name of registrant as specified in its charter)

Canada	001-01342	98-0355078
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7550 Ogden Dale Road S.E., Calgary, Alberta,
Canada, T2C 4X9
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code (403) 319-7000

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01    OTHER MATTERS

On March 9, 2016, Canadian Pacific Railway Limited (“CP”) issued a news release announcing that it has filed a preliminary proxy statement with the Securities and Exchange Commission, which outlines the shareholder resolution to be considered at the upcoming Annual Meeting of Norfolk Southern shareholders. A copy of the news release is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

ITEM 9.01    Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit Description
Exhibit 99.1	News Release of Canadian Pacific dated March 9, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 9, 2016

CANADIAN PACIFIC RAILWAY LIMITED

	By:	/s/ Scott Cedergren
		Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Exhibit Description
99.1	News Release of Canadian Pacific dated March 9, 2016

Release:    Immediate March 9, 2016

CP files preliminary proxy statement with SEC for Norfolk Southern Annual Meeting

Calgary, AB – Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) today filed a preliminary proxy statement with the Securities and Exchange Commission (SEC), which outlines the shareholder resolution to be considered at the upcoming Annual Meeting of Norfolk Southern (NS) shareholders requesting that the NS board of directors promptly engage in good faith discussions with CP regarding a business combination.
CP has proposed a merger with NS that would create an integrated transcontinental railroad with the scale and reach to deliver unsurpassed levels of safety and service to the customers and communities of both companies.
“This is an opportunity for NS shareholders – who have been telling us since the beginning that they are in favour of the proposed business combination – to speak up and be heard by NS’ board of directors,” said CP CEO, E. Hunter Harrison. “We are not asking NS shareholders to vote on the business proposal itself, but to vote in favour of the shareholder resolution calling for NS to engage in good faith discussions with CP regarding a potential combination.”
The shareholder resolution provides a means for NS shareholders to demonstrate, in a coordinated and clear manner, their support for NS to engage in a meaningful dialogue with CP regarding a possible business combination between the two companies.
In its preliminary proxy statement, filed with the SEC on February 29, 2016, NS expressed, for the first time publicly and only after CP submitted notice of its intent to propose the shareholder resolution, a conditional willingness to engage with CP, stating that “in the event that [CP] addresses [Norfolk Southern’s] concerns by receiving a declaratory order from the STB validating its proposed voting trust structure and indicates a willingness to meaningfully increase the value represented by its proposal, Norfolk Southern would be willing to enter into good faith discussions with [CP] regarding the potential combination of the two companies.”

To date, NS has refused to meet with CP to discuss the merits of a potential transaction.
“CP is seeking a declaratory order from the Surface Transportation Board and we have consistently indicated that we are open to discussing the terms of our previous offers,” Harrison said. “With a vote ‘for’ the shareholder resolution, we hope to get NS to the table to discuss all the elements of the proposed business combination in an open and constructive manner.”
CP is making no recommendation concerning any other matter to be brought before NS’ Annual Meeting, for which a date has yet to be set.

Whether or not an NS shareholder plans to attend the Annual Meeting, CP urges all NS shareholders to vote “FOR” the proposed resolution described in the proxy statement by signing, dating and returning the GREEN proxy card at the appropriate time.

The preliminary proxy statement is available at: www.cpconsolidation.com

If you have any questions, or need assistance, please feel free to call CP's proxy solicitor, D.F. King & Co., Inc., at (212) 269-5550.

Forward Looking Statement
This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to CP's proposal to NS regarding a possible business combination, CP's shareholder proposal to NS, the anticipated results and benefits of the proposed transaction and matters relating to regulatory approvals and changes. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as "financial expectations", "key assumptions", "anticipate", "believe", "expect", "plan", "will", "outlook", "should" or similar words suggesting future outcomes.
Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP's forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the ability of the parties to agree to the terms of a proposed transaction; the ability of the parties to obtain the required regulatory approvals; the ability to recognize the financial and operational benefits of the transaction; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes.  The foregoing list of factors is not exhaustive.
These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States.  Reference should be made to "Item 1A - Risk Factors" and "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Forward-Looking Information" in CP's annual and interim reports on Form 10-K and 10-Q. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
Rule 425 Disclosure
This announcement is neither an offer to purchase or exchange nor a solicitation of an offer to sell securities. Subject to future developments, additional documents, including one or more proxy statements in connection with the solicitation of proxies for the 2016 annual meeting of NS shareholders, regarding the proposed transaction may be filed with the SEC. Investors and security holders are urged to read such disclosure documents regarding the proposed transaction, including any proxy statement, if and when they become available, because they will contain important information.  Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by CP with the SEC at the SEC's website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from CP at http://www.cpr.ca/en/investors or by directing a request to Canadian Pacific Railway Limited, 7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9, Attention: Office of the Corporate Secretary.

CP and its directors, executive officers and other employees may be deemed to be participants in any solicitation of CP or NS shareholders in connection with the proposed transaction. Information about CP's executive officers and directors is available in CP's Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016. Additional information about the interests of potential participants will be included in any proxy statement filed in connection with the proposed transaction.
Additional Information

To keep current with all further developments and for information about how to vote your shares and to obtain a copy of Canadian Pacific’s proxy statement and other shareholder communications, please continue to visit http://www.CPconsolidation.com. In addition, D.F. King & Co., Inc., CP’s proxy solicitor, will provide copies of the proxy statement and accompanying GREEN proxy card without charge upon request by calling (800) 252-8173 (toll-free) or (212) 269-5550 (Collect).

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

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Nadeem Velani
Tel.: 403-319-3591
email: investor@cpr.ca